May 3, 2005

Jonathan Levine
President
Panoshan Marketing Corp.
Suite 400, 715-5th Avenue S.W.
Calgary, Alberta, T2P 2X6, Canada

Re:	Panoshan Marketing Corp.
	Amendment No. 5 to Registration Statement on Form F-1
	Registration No. 333-118576
	Filed April 28, 2005

Dear Mr. Levine:

	This is to advise you that a preliminary review of the above registration statement indicates material deficiencies of the requirements of the Securities Act of 1933, and the rules and regulations under the Act. For example, we note that you have not included consolidated interim financial statements covering at least the first six months of the current financial year in accordance with
Item 8.A.5. of Form 20-F. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	We suggest that you consider submitting an amendment that includes updated financial statements. We will commence our review
of your registration statement at that time.   Please refer any
questions to Owen Pinkerton, Attorney-Adviser, at (202) 551-3694.


							Sincerely,



							Elaine Wolff
							Branch Chief

cc:	W. Scott Lawlor, Esq. (via facsimile)